
10026583

STATES
IANGE COMMISSION
........, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44674

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF ___12/31/09___ X
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STRIKER SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Boulevard, Suite 3602
(No. and Street)

Chicago   **Illinois**   **60604**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B. Gallwas   **(312) 987-0043**
                                                (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250   **Chicago**   **Illinois**   **60604**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



STRIKER SECURITIES, INC.

**STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d) AND REGULATION
1.10 UNDER THE COMMODITY EXCHANGE ACT**

December 31, 2009
AVAILABLE FOR PUBLIC INSPECTION

OATH OR AFFIRMATION

I, **William Gallwas**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Striker Securities, Inc.** as of **December 31, 2009** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

_____
Vice President
Title

Subscribed and sworn to before me this

24th day of *February* , 2010

{ *"OFFICIAL SEAL"*
Philip C. Ryan
Notary Public, State of Illinois
My Commission Expires 08/20/2012 }

_____
Notary Public

This report** contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[x] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



RYAN & JURASKA

Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Striker Securities, Inc.

We have audited the accompanying statement of financial condition of Striker Securities, Inc. (the "Company"), as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Striker Securities, Inc. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5(d) under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 23, 2010

STRIKER SECURITIES, INC.

Statement of Financial Condition

December 31, 2009

ASSETS

Cash and cash equivalents	$ 150,239
Commissions receivable	82,643
Receivable from futures commission merchants	15,524
Securities owned, at fair value	64,765
Other assets	7,329
	$ 320,500

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 112,111
Income taxes payable	4,960
	117,071
Stockholders' equity	
Common stock, no par value; 100,000 shares authorized, 1,100 shares issued and outstanding	1,100
Additional paid-in capital	181,987
Retained earnings	20,342
	203,429
	$ 320,500

See accompanying notes.

STRIKER SECURITIES, INC.

Notes to Statement of Financial Condition

December 31, 2009

---

1. **Organization and Business**

   Striker Securities, Inc. (the "Company") was incorporated in the State of Illinois on December 11, 1991 and is a subsidiary (91% ownership) of Striker Holding Corporation. The Company is a registered securities broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority. The Company is also registered with the Commodity Futures Trading Commission (the "CFTC") as a non-guaranteed Introducing Broker and is a member of the National Futures Association. The Company solicits and accepts orders to buy or sell securities, futures contracts or options on futures while not accepting or holding customer margin deposits.

2. **Summary of Significant Accounting Policies**

   Revenue Recognition
   Commission revenue and related expenses on futures contracts are recorded on a "half-turn" basis, which is the date when the futures contract positions are opened or closed. Commission revenue and related expenses on options contracts are also recorded on a "half-turn" basis, which is the date when the positions are initially purchased or sold.

   Securities owned are recorded in the statement of financial condition at fair value in accordance with Statement of Financial Accounting Standards No. 157, with related unrealized profit or loss included in other income in the statement of operations.

   Income Taxes
   The Company provides for taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are recognized based on the difference between the financial statement and tax basis of liabilities and assets using enacted tax rates.

   Cash Equivalents
   Cash equivalents consist of money market deposits with maturities of less than three months.

   Use of Estimates
   The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Reclassifications
   For the statement of cash flows certain prior year balances have been reclassified to conform to the current year presentations.

STRIKER SECURITIES, INC.

Notes to Statement of Financial Condition, Continued

December 31, 2009

---

3. **Benefit Plan**

    The Company has established a simplified employee pension plan for qualified employees.

4. **Credit Concentration**

    At December 31, 2009, a significant credit concentration consisted of $66,540, which represents approximately 33% of the Company's equity. This amount represents the total fair value of the Company's brokerage account with Terra Nova Financial. Management believes that the Company is not exposed to any significant credit risk on this asset.

5. **Off-Balance-Sheet Risk**

    Customer transactions are introduced to and cleared through the Company's brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

    Commissions receivable represent a concentration of credit risk. The Company does not anticipate nonperformance by its customers or the broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business.

6. **Lease Commitment**

    The Company conducts it operations in leased office facilities and annual rentals are charged to current operations.

    The minimum annual rental commitments under a non-cancelable operating lease are approximately as follows as of December 31, 2009:

Year Ending December 31	Amount
2010	45,000
2011	30,000
Total	$ 75,000

STRIKER SECURITIES, INC.

Notes to Statement of Financial Condition, Continued

December 31, 2009

---

7. **Fair Value Disclosure**

    The Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

    Level 1 Inputs   Quoted prices in active markets for identical assets or liabilities at the reporting date.

    Level 2 Inputs   Other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

    Level 3 Inputs   Unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

    At December 31, 2009, the Company had corporate equity securities totaling $64,765, which were level 1 investments. At December 31, 2009, the Company held no Level 2 or Level 3 investments.

8. **Minimum Capital Requirements**

    The Company is subject to the SEC Uniform Net Capital Rule 15(c)3-1 and CFTC Regulation 1.17. Under this rule, the Company is required to maintain "net capital" equal to the greater of $45,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

    At December 31, 2009, the Company had net capital and net capital requirements of $181,894 and 45,000, respectively.

SUPPLEMENTAL SCHEDULES

BROKER OR DEALER:	STRIKER SECURITIES, INC.	as of <u>December 31, 2009</u>

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - item 1800)		$ 203,429	[3480]
2.	Deduct Ownership equity not allowable for net capital			[3490]
3.	Total ownership equity qualified for net capital		$ 203,429	[3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital............			[3520]
	B. Other (deductions) or allowable credits (List)...			[3525]
5.	Total capital and allowable subordinated liabilities		$ 203,429	[3530]
6.	Deductions and/or charges:			
	A. Total non-allowable assets from Statement of Financial Condition (Other assets)	$ 7,329 [3540]		
	1. Additional charges for customers' and non-customers' security accounts.	[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts.	[3560]		
	B. Aged fail-to-deliver	[3570]		
	1. Number of items .... [3450]			
	C. Aged short security differences-less reserved of .... [3470]	[3580]		
	Number of items.. [3470]			
	D. Secured demand note deficiency	[3590]		
	E. Commodity futures contracts and spot commodities proprietary capital charges	[3600]		
	F. Other deductions and/or charges	[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(7) and (c)(2)(x).........	[3615]		
	H. Total deduction and/or charges.		$ (7,329)	[3620]
7.	Other additions and/or allowable credits (List)..			[3630]
8.	Net Capital before haircuts on securities positions		$ 196,100	[3640]
9.	Haircuts on securities : (computed, where applicable pursuant to 15c3-1 (f)):			
	A. Contractual securities commitments	[3660]		
	B. Subordinated securities borrowings	[3670]		
	C. Trading and Investment securities			
	1. Bankers' acceptances, certificates of deposit and commercial paper	[3680]		
	2. U.S. and Canadian government obligations	[3690]		
	3. State and municipal government obligations	[3700]		
	4. Corporate obligations	[3710]		
	5. Stocks and warrants	9,715 [3720]		
	6. Options	[3730]		
	7. Arbitrage	[3732]		
	8. Other securities	[3734]		
	D. Undue concentration	$ 4,491 [3650]		
	E. Other -Money Market Fund.	[3736]	$ (14,206)	[3710]
10.	Net Capital		$ 181,894	[3750]

OMIT PENNIES

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	STRIKER SECURITIES, INC.	as of **December 31, 2009**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 7,805	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 45,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$ 45,000	[3760]
14.	Excess net capital (line 10 less 13)	$ 136,894	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 170,187	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$ 117,071	[3790]
17.	Add:			
	A. Drafts for immediate credit...	[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]		
	C. Other unrecorded amounts (List)	[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii)).			[3838]
19.	Total aggregate indebtedness		$ 117,071	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		64%	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)...............................		[3880]
24.	Net capital requirement (greater of line 22 or 23)..		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 – by line 17 page 8)		[3851]
27.	Percentage of Net Capital, _after_ anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)		[3854]
28.	Net capital in excess of: the greater of:A. 5% of combined aggregate debit items or $120,000 ...		[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)................		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital...		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternate method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

NAME OF COMPANY	EMPLOYER ID NO:	NFA ID NO:
STRIKER SECURITIES, INC.	36-3797908	277685

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF 12/31/09

1. Current assets .... $ 313,171 [3000]

2. Total liabilities .... $ 117,071 [3030]

3. Deductions from total liabilities
    A. Liabilities subject to satisfactory
       Subordinated agreements
       (page 3, line 19.A)............................ _____ [3040]
    B. Certain deferred income tax liability
       (see regulation 1.17(c)(4)(iv)).............. _____ [3050]
    C. Certain current income tax liability
       (see regulation 1.17(c)(4)9v)).............. _____ [3060]
    D. Long term debt pursuant to
       regulation 1.17(c)(4)(vi)...................... _____ [3070]
    E. Total deductions................................. _____ [3080]
    F. Adjusted liabilities.............................. $ (117,071) [3090]

4. Net capital (subtract line 3.F. from line 1)... $ 196,100 [3100]

    Charges Against Net Capital (see regulation 1.17(c)(5))

5. Charges against inventories held, fixed price commitments, and advances
    against cash commodity contracts (see regulation 1.17(c)(5)(i) and (ii)
    For specific charge. If charge is applicable, attach statement
    showing calculation of charge)... _____ [3155]

6. Charges as specified in section 240.15c3-1(c)92)(vi) and (vii)
    against securities owned by firm:

	MARKET VALUE		CHARGE	
A. U.S. and Canadian government obligations	_____	[3160]	_____	[3170]
B. State and Municipal government obligations	_____	[3180]	_____	[3190]
C. Certificates of deposit, commercial paper and bankers' acceptances....................	_____	[3200]	_____	[3210]
D. Corporate obligations............................	_____	[3220]	_____	[3230]
E. Stocks and warrants.............................	$ 64,765	[3240]	$ 14,206	[3250]
F. Other securities..................................	_____	[3260]	_____	[3270]
G. Total charges (add lines 6.A. - 6.F)			$ (14,206)	[3280]

7. Charges as specified in section 240.15c3-1(c)(2)(iv)(F)
    A. Against securities purchased under agreements to resell................................ _____ [3290]
    B. Against securities sold under agreements to repurchase................................ _____ [3300]

8. Charges on securities options as specified in section 240.15c3-1. Appendix A................ _____ [3310]

Current Assets:

Cash and cash equivalents	$	150,239
Securities owned, at fair value		64,765
Commissions and interest receivable		82,643
Receivable from broker-dealers		15,524
	$	313,171

NAME OF COMPANY	EMPLOYER ID NO:	NFA ID NO:
STRIKER SECURITIES, INC.	36-3797908	277685

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF 12/31/09, Continued

9. Charges against open commodity in the IB's account
    A. Uncovered exchange-traded futures and granted options contracts -
       percentage of margin requirements applicable to such contracts....................................... _____ [3350]

    B. Ten percent (10%) of the market value of commodities which
       underlie commodity options not traded on a contract market
       carried long by the applicant or registrant which has value
       and such value increased adjusted net capital (this charge
       is limited to the value attributed to such options)........................ _____ [3380]

    C. Commodity options which are traded on contract markets and
       carried long in proprietary accounts. Charge is the same as
       would be applied if applicant or registrant was the grantor
       of the options (this charge is limited to the value attributed
       to such options).. _____ [3390]

10. Five percent (5%) of all unsecured receivables from unregistered
    futures commission merchants or securities brokers or dealers.............................. _____ [3410]

11. Deficiency in collateral for secured demand notes... _____ [3420]

12. Adjustment to eliminate benefits of consolidation (explain in separate page)............................. _____ [3430]

13. Total charges (add lines 5 through 12)... $ (14,206) [3440]

Net Capital Computation

14. Adjusted net capital (subtract line 13 from line 4)... $ 181,894 [3500]

15. Net capital required (show $40,000 if IB is not a member of a
    designated self-regulatory organization).. $ 45,000 [3600]

16. Excess net capital (subtract line 15 from line 14)... $ 136,894 [3610]

STRIKER SECURITIES, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2009

The Company did not handle any customer cash or securities during the year ended December 31, 2009 and does not have any customer accounts.

STRIKER SECURITIES, INC.

Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2009

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2009 and does not have any PAIB accounts.

STRIKER SECURITIES, INC.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2009

The Company did not handle any customer cash or securities during the year ended December 31, 2009 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Board of Directors of
Striker Securities, Inc.

In planning and performing our audit of the financial statements of Striker Securities, Inc. (the "Company") as of December 31, 2009, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

    (1)   Making quarterly securities examinations, counts, verifications, and comparisons
    (2)   Recordation of differences required by Rule 17a-13
    (3)   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not perform any testwork on the daily computations of the segregation requirements of section 4d(2) of the CFTC and the regulations thereunder, and the segregation of funds based on such computations or the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC since the Company did not handle any customer cash or securities during the year ended December 31, 2009.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's 'above-mentioned objectives.



Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the proceeding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of management, the SEC and the CFTC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 23, 2010

STRIKER SECURITIES, INC.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING
AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION AND
SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(e)(4)

Period Ended December 31, 2009



RYAN & JURASKA

Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Striker Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying summary of Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Striker Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (the "specified parties"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period April 1, 2009 to December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 23, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Summary of
Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

    44674 FINRA DEC
    STRIKER SECURITIES, INC.
    141 W. JACKSON BLVD.
    SUITE 3602
    CHICAGO, IL 60604

    Note: If any of the information shown on the mailing label requires correction, please email any corrections to form@sipc.org and so indicate on the form filed.

    Name of telephone number of person to contact respecting this form.
    John Gallwas 815-492-0133

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ _____ 150

    B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude int   (_____ -)

    _____
    Date Paid

    C. Less prior overpayment applied   (_____ -)

    D. Assessment balance due or (overpayment)   _____ 150

    E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

    F. Total assessment balance and interest due (or overpayment carried forward) $ _____ 150

    G. PAID WITH THIS FORM
        Check enclosed, payable to SIPC
        Total (must be same as F above) $ _____ 150 _____

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

    _____

    _____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SEE ACTUAL FORM SIPC-7T AS PREVIOUSLY FILED
FOR ORIGINAL SIGNATURE. ACTUAL FORM SIPC-7T
FILED ON MARCH 1, 2010
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the ____ day of _____, 20 ____.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form
for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: _____   _____   _____
             Postmarked   Received   Reviewed

Calulations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

SIPC REVIEWER

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009 and
ending <u>December 31</u> , <u>2009</u>

Eliminate cents

Item No.

2a. Total Revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)　　　　　$ _____1,273,104

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____-

(2) Net loss from principal transactions in securities in trading accounts. _____-

(3) Net loss from principal transactions in commodities trading accounts. _____-

(4) Interest and dividend expense deducted in determining item 2a. _____-

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____-

(6) Expenses *other than advertising, printing, registration fees, and legal fees* deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____-

(7) Net loss from securities within investment accounts _____-

Total additions _____1,273,104

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____-

(2) Revenues from commodity transactions. _____1,268,717

(3) Commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities transactions. _____-

(4) Reimbursements for postage in connection with proxy solicitation. _____-

(5) Net gain from securities in investment accounts. _____-

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, banker acceptances or commercial paper that matures in nine months or less from issuance date. _____-

(7) Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____-

(8) Other revenue not related either directly or indirectly to the securities business. (See instruction C) _____-

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line CODE 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.　　$ _____-

(ii) 40% of interest earned on customer securities accounts.　　$ _____-

Enter the greater of line (i) or (ii) _____-

Total deductions _____1,268,717

2d. SIPC Net Operating Revenues　　　　　$ _____4,387

2e. General Assessment @ .0025　　　　　$ _____150

(to page 1 but not less than
$150 minimum)